January 10, 2013

Mr. Chad Eskildsen
Office of Disclosure and Review
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

RE           Destra Investment Trust

Dear Mr. Eskildsen:

Below please find our responses to your comments communicated during yesterday’s conference call:

1.
Item 27(b)(6) of Form N-1A requires the inclusion of a statement after the list of Trustees on the annual and semi-annual reports, that the Fund’s statement of additional information contains more information on the Trustees.

Destra will add this statement to future reports.  As you indicated, no amended filing is needed for our September 30, 2012 reports.

2.	Destra filed an amended N-CSR for the Destra Investment Trust. Please include an explanatory note on any future amended filings.

Destra filed an amended N-CSR for the Destra Investment Trust because it was discovered during a control check that the Fund’s 12b-1 distribution fee chart was not included on the final version filed with the SEC although the chart had been on the blue line copy that was signed off on for print by Destra.  Destra will include an explanation for any amended filing in the future as requested by the SEC.

3.	The Form N-PX for Destra Investment Trust did not include the signature.

We have filed an amended filing with the completed signature page.

Should you have any further questions or comments, please contact either Nick Dalmaso, President and General Counsel at (630)541-0322 or nick.dalmaso@destracapital.com or Anne Kochevar at (630)541-0324 or at anne.kochevar@destracapital.com.

Thank you for bringing these matters to our attention.

Sincerely,

Anne Kochevar
Chief Compliance Officer